Woodside Petroleum Ltd.
GPO Box D188
Perth, Western Australia 6000
October 5, 2006
By EDGAR Correspondence
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:   Michael Pressman, Esq.

Re:	Energy Partners, Ltd. Preliminary Proxy Statement on Schedule 14A filed by ATS Inc. and Woodside Petroleum Ltd. on September 8, 2006

Dear Mr. Pressman:
In response to the request of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff’s letters dated September 27, 2006, and October 3, 2006, ATS Inc., Woodside Petroleum Ltd. and Woodside Finance Limited (the “Companies”) hereby acknowledge that:
•	the Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ATS INC.

By:	/s/ Jeff Soine

Jeff Soine
Secretary

WOODSIDE PETROLEUM LTD.

By:	/s/ Mark Chatterji

Mark Chatterji
Director Commercial

WOODSIDE FINANCE LIMITED

By:	/s/ Ross Carroll

Ross Carroll
Director